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ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

The following provision is added to Section 6, Compensation to IDS, of the Investment Advisory Agreement between IDS Life Insurance Company (IDS Life) and IDS/American Express, Inc. (IDS) [now known as IDS Financial Corporation] dated July 11, 1984. All other provisions of this Investment Advisory Agreement remain in full force and effect.

6. Compensation to IDS. In addition to the fee for services provided under the Investment Advisory Agreement described above, IDS Life Series Fund, Inc. for the International Equity Portfolio shall pay IDS life a fee for each calendar day of each year equal to the total of 1/365th (1/366th in each leap year) of 0.25% of the total net assets of the International Equity Portfolio for a total of 0.50% of the net assets of the International Equity Portfolio. This additional 0.25% fee shall be paid on a monthly basis in cash by IDS Life to IDS within five (5) business days after the last day of each month.

(IN WITNESS WHEREOF, the parties have executed the Addendum as of the 28th day of October, 1994.)


                                     IDS LIFE INSURANCE COMPANY

Attest:/s/ Nancy Careaga             By: /s/ Richard W. Kling
           Nancy Careaga                     Richard W. Kling

Title:  Assistant Secretary          Title:  President


                                     IDS FINANCIAL CORPORATION

Attest:/s/ Colleen Curran           By: /s/  William A. Stoltzmann
           Colleen Curran                    William A. Stoltzmann

Title:       Secretary               Title:  Vice President